EXHIBIT 12

Radian Group Inc.

Ratio of Earnings to Fixed Charges and to Combined Fixed Charges and Preferred Stock Dividends

	FOR THE YEARS ENDED DECEMBER 31
	2006		2005		2004		2003		2002
Net earnings	$582,172		$522,854		$518,653		$385,901		$427,169
Federal and state income taxes	231,097		217,485		206,939		145,578		174,107

Earnings before income taxes	813,269		740,339		725,592		531,479		601,276
Equity in net income of affiliates	(256,993)		(217,692)		(180,550)		(105,476)		(81,749)
Distributed income from equity investees	150,609		144,161		82,300		27,450		20,137

Net earnings	706,885		666,808		627,342		453,453		539,664

Fixed charges:
Interest	48,149		43,043		34,660		37,542		28,824
One-Third of all rentals	3,255		2,852		2,669		3,162		2,362

Fixed charges	51,404		45,895		37,329		40,704		31,186
Preferred dividends	0		0		0		0		5,478

Fixed charges and preferred dividends	51,404		45,895		37,329		40,704		36,664

Net earnings and fixed charges	$758,289		$712,703		$664,671		$494,157		$570,850

Net earnings, fixed charges and preferred dividends	$758,289		$712,703		$664,671		$494,157		$576,328

	14.8	x	15.5	x	17.8	x	12.1	x	18.3	x
Ratio of net earnings and fixed charges to fixed charges
Ratio of net earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends	14.8	x	15.5	x	17.8	x	12.1	x	15.7	x